----------------                               U.S. SECURITIES AND EXCHANGED COMMISION                  ----------------------------
|F  O  R  M   5|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
    Check this box if                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0362|
[ ] no longer Subject                                                                                   |Expires: September 30,1998|
    to Section 16.                                                                                      |Estimated ave. burden     |
                                                                                                        |hours per response.....1.0|
[ ] Form 3 Holdings Rep.     Filed pursuant to Section 16(a) of the Securities Exchanged Act of 1934,   ----------------------------
                                Section 17(a) of the Public Utility Holding Company Act of 1935 or
[x] Form 4 Trans. Rep.                   Section 30(f) of the Investment Company Act 1940
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
| Pequot Capital Management, Inc. (1)    | BriteSmile, Inc.                               |                                        |
|                                        | BSML                                           | X  Director             10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer             x Other (1)      |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|                                        |  (Voluntary)          |                        |                                        |
| 500 Nyala Farm Road                    |                       |     12/31/2001         |                                        |
|                                        |                       |                        |                                        |
|----------------------------------------|                       |------------------------|----------------------------------------|
|      (Street)                          |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        | x  Form filed by More than One         |
| Westport              CT        06880  |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |         |                               |  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |         |-------------------------------|  Issuer's       |or  |                    |
|                               |            |         |                |(A) |         |  Fiscal Year    |(I) |                    |
|                               |            |         |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
| None                          |            |         |                |    |         |                 |    |                    |
--------------------------------|------------|---------|----------------|----|---------|-----------------|----|---------------------

Reminder: Report on a separate line for each class securities owned directly or indirectly.
SEC 2270 (7-97)
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 5 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned                   Page 1 of 2
          (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Year      |or  |          |
|          |         |     |         |---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |         |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Stock     |         |     |         |          |          |     |     |          |          |          |          |    |          |
|Option    |$5.000   |12/31| A       | 20,000   |          |12/31|12/31| Common   | 20,000   |          | 20,000   | I  |Investment|
|(Right-to |         |01   |         | (2)(3)   |          |/01  |/11  | Stock    | (2)(3)   |          | (2)      |(2) |Advisor   |
|buy)      |         |     |         |          |          | (3) |     |          |          |          |          |    | (1)      |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Stock     |         |     |         |          |          |     |     |          |          |          |          |    |          |
|Option    |$5.000   |12/31| A       | 15,342   |          |12/31|12/31| Common   | 15,342   |          | 15,342   | I  |Investment|
|(Right-to |         |/01  |         | (2)(4)   |          |/01  |/11  | Stock    | (2)(4)   |          | (2)      |(2) |Advisor   |
|buy)      |         |     |         |          |          |(4)  |     |          |          |          |          |    | (1)      |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) Pequot Capital Management, Inc., ("Pequot") is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in clients' accounts, (the "Accounts"). Pequot disclaims any obligation to file this report, and this report shall not be deemed an admission that Pequot is subject to
Section 16 with respect to the issuer or such securities. One employee of Pequot serves on the Board of Directors of the issuer. (2) Pequot disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Pequot is the beneficial owner of such securities for the purposes of Rule 16(a)-1(a)(1)or (a)(2) or for any other purposes. (3) This option is fully vested, one half of this option (10,000 shares) vested immediately upon the grant date, and the second half (10,000 shares) vested six months after the grant date, June 30, 2002.
(4) The shares underlying this option have vested and were immediately exercisable as of the grant date, December 31, 2001.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/  Kevin E. O'Brien, General Counsel     08/06/2002

--------------------------------------      ----------
   ** Signature of Reporting Person           Date

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

SEC 2270 (7-97)

Page 2 of 2

Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number

Name: Gerald A. Poch

Address:  c/o Pequot Capital Management, Inc.
             500 Nyala Farm Road
             Westport, CT  06880

Designated Filer:  Pequot Capital Management, Inc.

Issuer & Ticker Symbol:    BriteSmile, Inc.
                                    BSML

Statement for Month/year: 12/01

Nature of Ownership: Direct - Gerald A. Poch is an employee of Pequot Capital Management, Inc. and beneficially owns the shares underlying the options pursuant to the provisions of the BriteSmile, Inc. Revised 1997 Stock Option and Incentive Plan adopted by the issuer, which is incorporated herein by reference.



Signature: /s/ Gerald A. Poch